Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The acquisition by Meiwu Technology Company Limited (the “Company”) of Magnum International Holdings Limited (“Magnum”), a company organized under the laws of British Virgin Islands (“BVI”), closed on April 18, 2022.

On March 31, 2022, the Company entered into a stock purchase agreement (the “Magnum SPA”) to acquire Magnum, a BVI business company and indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the People’s Republic of China (“China” or the “PRC”), via Magnum’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited (“Yuntent”). Yundian is a company engaging in the information technology and communication engineering based in Dalian city, a northeast city of China. Pursuant to the Magnum SPA, the Company agreed to purchase all the issued and outstanding equity interests in Magnum (the “Magnum Shares”) for US$ 8.1 million, to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided. At closing, 9,000,000 shares of the Ordinary Shares were delivered to the sellers and 100% of the Magnum Shares were transferred to the Company.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Magnum’s balance sheets as of December 31, 2021, giving pro forma effect to the above transaction as if it had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations combines the Company’s and Magnum’s operations for the year ended December 31, 2021, giving effect to the transaction as described on a pro forma basis as if the transaction had been completed on January 1, 2021.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. These pro forma financial statements should be read in conjunction with the audited historical financial statements of the Company and the related financial statements for Magnum, which are included elsewhere in this current report on Form 6-K.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition of Magnum by the Company occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma financial statements based on available information. The actual allocation of the purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent the Company’s preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company believes to be reasonable. Consequently, the amounts reflected in the pro forma financial statements are subject to change, and the final amounts may differ substantially.

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MEIWU TECHNOLOGY COMPANY LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021

(UNAUDITED)

	Meiwu Technology	Magnum International			Combined
	Comapny Limited	Holdings Limited	Adjustments		Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,634,332	$2,738	$-		$26,637,070
Accounts receivable	433,002	-	-		433,002
Advances to suppliers, net	231,230	-	-		231,230
Inventories, net	432,955	-	-		432,955
Other current assets	259,170	116,745	-		375,915
Total current assets	27,990,689	119,483	-		28,110,172

NON-CURRENT ASSETS
Property, plant and equipment, net	279,518	25,180	-		304,698
Right-of-use lease assets	19,833	-	-		19,833
Goodwill	-	-	6,506,717		6,506,717
Total non-current assets	299,351	25,180	6,506,717		6,831,248
TOTAL ASSETS	$28,290,040	$144,663	$6,506,717		$34,941,420

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loan	$47,054	$-	$-		$47,054
Accounts payable	1,659,501	190,738	-		1,850,239
Contract liabilities	1,153,717	-	-		1,153,717
Lease liabilities-current	19,068	-	-		19,068
Accrued expenses and other current liabilities	928,072	88,642	-		1,016,714
Total current liabilities	3,807,412	279,380	-		4,086,792
Due to related parties	6,442,729	-	-		6,442,729
Long-term loan	414,072	-	-		414,072
Total non-current liabilities	6,856,801	-	-		6,856,801
TOTAL LIABILITIES	10,664,213	279,380	-		10,943,593

EQUITY
Additional paid-in capital	23,385,695	-	6,372,000	(a)(c)	29,757,695
Accumulated deficit	(6,009,313)	(131,879)	131,879		(6,009,313)
Accumulated other comprehensive income (loss)	253,736	(2,838)	2,838	(b)	253,736
Equity attributable to owners of the Company	17,630,118	(134,717)	6,506,717		24,002,118
Non-controlling interests	(4,291)	-	-		(4,291)
Total equity (deficit)	17,625,827	(134,717)	6,506,717		23,997,827
TOTAL LIABILITIES AND EQUITY	$28,290,040	$144,663	$6,506,717		$34,941,420

See accompanying notes to the unaudited pro forma condensed combined financial statements

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MEIWU TECHNOLOGY COMPANY LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(UNAUDITED)

	Meiwu Technology Comapny Limited	Magnum International Holdings Limited		Adjustments		Combined Pro Forma

REVENUES	$12,258,451		$-	$-		$12,258,451
COST OF REVENUES	9,418,606		-	-		9,418,606
GROSS PROFIT	2,839,845		-	-		2,839,845

OPERATING EXPENSES:				-
Sales and marketing expense	1,473,719		-	-		1,473,719
General and administrative expense	2,015,215		115,380	-		2,130,595
Research and Development Expenses	452,608		-	-		452,608
Total operating expenses	3,941,542		115,380	-		4,056,922
INCOME (LOSS) FROM OPERATIONS	(1,101,697)		(115,380)	-		(1,217,077)

OTHER INCOME (EXPENSE)
Assets impairment loss	(144,520)		-	-		(144,520)
Gain on disposal of subsidiary	26,049		-	-		26,049
Other Income, net	102,582		12	-		102,594
Total other income (expense), net	(15,889)		12	-		(15,877)

LOSS BEFORE INCOME TAXES	(1,117,586)		(115,368)	-		(1,232,954)

PROVISION FOR INCOME TAXES	-		-	-		-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,117,586)		(115,368)	-		(1,232,954)

NET LOSS
Less: net income (loss) attributable to non-controlling interest	(35,640)		-	-		(35,640)
NET LOSS ATTRIBITABLE TO MEIWU TECHNOLOGY COMPANY LIMITED	$(1,081,946)		$(115,368)	$-		$(1,197,314)

COMPREHENSIVE INCOME (LOSS)
NET INCOME (LOSS)	$(1,117,586)		$(115,368)	$-		$(1,232,954)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	402,273		197,342	-		599,615
TOTAL COMPREHENSIVE INCOME (LOSS)	$(715,313)		$81,974	$-		$(633,339)
Less: comprehensive income (loss) attributable to non-controlling interest	-		-	-		-
COMPREHENSIVE LOSS ATTRIBUTABLE TO MEIWU TECHNOLOGY COMPANY LIMITED	$(715,313)		$81,974	$-		$(633,339)

WEIGHTED AVERAGE NUMBER OF SHARES OF ORDINARY SHARES
Basic and diluted	25,851,456		-	9,000,000	(a)	34,851,456

LOSS PER SHARE
Continuing operations - basic and diluted	$(0.04)	$	N/A	$-		$(0.04)
Net loss - basic and diluted	$(0.03)	$	N/A	$-		$(0.02)

See accompanying notes to the unaudited pro forma condensed combined financial statements

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MEIWU TECHNOLOGY COMPANY LIMITED

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provision of ASC 805 on the basis of Meiwu Technology Company Limited and its subsidiaries (“the Company”) as the accounting acquirer of Magnum International Holdings Limited, and its subsidiary (“Magnum”). Under the acquisition method, the acquisition date fair value of the gross consideration paid by the Company to close the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amount recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Company believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Magnum’s balance sheets as of December 31, 2021 as if the acquisition had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations combines the Company’s and Magnum’s operations for the year ended December 31, 2021, presented as if the acquisition had been completed on January 1, 2021. These unaudited pro forma combined condensed financial statements are based upon the historical financial statements of the Company and Magnum after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma combined financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the Company and Magnum operations. Further, actual results may be different from these unaudited pro forma combined financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Company and Magnum.

2. Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of Magnum’s assets acquired and liabilities assumed as if the acquisition date was December 31, 2021 is presented below:

Calculation of consideration per the stock purchase agreement
Common shares issuance		$6,372,000
Total consideration		$6,372,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$2,738
Other current assets	116,745
Property, plant and equipment, net	25,180
Accounts payable	(190,738)
Other payables and accrued liabilities	(88,642)
Total identifiable net assets		(134,717)
Goodwill		6,506,717
Net assets acquired		$6,372,000

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Magnum.

The Company has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Company based on the information currently available and are subject to change once additional analyses are completed.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Proforma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purposed only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma adjustments are comprised of the following elements:

(a)	Reclassify the share consideration that has been issued to the former Magnum shareholder, 9,000,000 shares issued on April 18, 2022 valued at $6,372,000 for the shares issued; and

(b)	Represents acquisition consideration allocated to assets acquired and liabilities assumed in the acquisition, and the allocation to goodwill, which was the amount that the purchase price exceeded the fair value of the identifiable net assets, and the elimination of the equity of Magnum that the Company acquired.

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